# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Freightos Limited, CIK 0001927719
CUSIP: G51405101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Technology Park Building 2, 1 Derech Agudat Sport HaPo'el, Jerusalem, Israel (L3), 9695102
Date of event which requires filing of this statement: 11/07/2025
Filed by CIK 0000922898
Persons authorized to receive notices and communications: M&G Investment Management Ltd, 10 Fenchurch Avenue, London, United Kingdom (X0), EC3M 5AG, 44 (0) 207 548 6600

## Reporting persons
- M&G Investment Management Limited (CIK 0000922898): type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 9,866,094; shared voting power 0; sole dispositive power 9,866,094; shared dispositive power 0; aggregate amount beneficially owned 9,866,094 (18.18% of the class)
  Comment: (1) Inclusive of 2,995,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
  
  (2) All percentage calculations set forth herein are based upon 51,285,848 shares of Common Stock outstanding as of November 07, 2025, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 06, 2025, and incorporates 2,995,000 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person named above.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Freightos Limited
Address of issuer's principal executive offices: Technology Park Building 2, 1 Derech Agudat Sport HaPo'el, Jerusalem, Israel (L3), 9695102
Comment:
This statement on Schedule 13D (" Schedule 13D") relates to the common stock, par value $0.00001 per share (the " Limited, a Cayman Islands exempted company limited by shares (" Freightos" or the " Common Stock"), of Freightos Issuer"). The principal executive offices of the Issuer are located at Technology Park Building 2, 1 Derech Agudat Sport HaPo'el, Jerusalem, Israel 9695102.

The Reporting Person (as defined below) beneficially owns an aggregate of 9,866,094 shares of Common Stock, including 2,995,000 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person (as defined below). These shares represent approximately 18.18% of the outstanding shares of Common Stock.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by M&G Investment Management Limited, a company incorporated under the laws of England and Wales (the "Reporting Person").
Residence or business address: The address of the principal business office of the Reporting Person is 10 Fenchurch Avenue, London EC3M 5AG.
Present principal occupation or employment: The principal business of the Reporting Person is investing in securities.
Criminal convictions in the last five years: (d), (e) During the last five years, the Reporting Person has neither been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for the purchase of the Common Stock and warrants came from the investment capital of MAGIM.

## Item 4. Purpose of Transaction
Purpose of transaction: There has been no change in the number of shares beneficially owned by MAGIM. This filing is being made solely to report a change in the percentage of ordinary shares beneficially owned by the reporting person due to a change in the number of ordinary shares outstanding, as reported in recent filings by the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) Information about the number and percentage of Common Stock beneficially owned by the Reporting Person is set forth in Item 1, and that information is incorporated by reference herein.
The Reporting Person has sole voting and investment discretion with respect to the 9,866,094 shares of Common Stock. These securities are held for the account of M&G (ACS) Japan Equity Fund and The Prudential Assurance Company Limited, which are investment vehicles for which the Reporting Person serves as investment manager. In such capacity and/or through other relationships, which may change from time to time, the Reporting Person may be deemed to beneficially own all of such securities reported herein.

The Reporting Person has sole voting and investment discretion with respect to the 9,866,094 shares of Common Stock.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person identified in this Schedule 13D has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned identified herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not Applicable.

## Signatures
- M&G Investment Management Limited: /s/ Tamara Postoj, Tamara Postoj/Regulatory Reporting Technical Manager (08/24/2026)